Voz Mobile Cloud Ltd.
190 Middle Road, #19-05
Fortune Centre
Singapore 688979

April 2, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spiegel, Assistant Director
Greg Dundas, Attorney-Advisor
Robert Littlepage, Accounting Branch Chief
Robert Shapiro, Staff Accountant

Re:	Voz Mobile Cloud Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 25, 2013
File No. 333-185523

Dear Madam or Sir,

This letter is in response to your letter to me of March 29, 2013, regarding the above referenced filing (“Comment Letter”).

Our responses to the Comment Letter follow:

1.
We note your response to comment 1 in out letter dated January 8, 2013 and we are unable to agree.  You possess only intangible assets relating to a licensing agreement with a related company.  Although your response indicates that you have begun marketing the UCS product in the U.S., your disclosure on pages 3 and 18 indicate that marketing to date has been funded by Baxtech and that the company will not commence marketing until you raise the minimum of $250,000 in this offering.  Unless you have expended material funds in marketing or other operational activities, we believe that you are currently a shell company. Please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

Response: In response to this comment, we have added the following disclosures to our amended filing:

Inserted on cover page:

“We are currently considered a “shell company” within the meaning of Rule 12b-2 of the Securities Exchange Act of 1934, as amended, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to resell their shares may be limited by Rule 144(i) of the Securities Act of 1933, as amended. For us to cease being a “shell company,” we must have more than nominal operations and more than nominal assets or assets that do not consist solely of cash or cash equivalents.”

inserted in Risk Factors, page 9:

Because we are a “shell company,” the holders of our restricted securities will not be able to sell their securities in reliance on Rule 144 until we cease being a “shell company.”

“We are a “shell company” as that term is defined by Rule 405 of Regulation C promulgated under the Securities Act of 1933, as amended.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal securities rules, we are considered a “shell company.” Rule 144(i) of the Securities Act of 1933, as amended, prohibits our shareholders from selling their restricted shares of our common stock during the time that we are a “shell company.”  If we cease to be a “shell company” and  (i) we are subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (ii) we have filed all reports and other materials required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as applicable, during the preceding 12 months (or for such shorter period that we were required to file such reports and materials) and (iii) we have filed current “Form 10 information” with the Securities and Exchange Commission, then our shareholders may sell their restricted shares of our common stock after one year has elapsed from the date that we filed “Form 10 information” with the Securities and Exchange Commission.”

Inserted in Future Sales by Existing Stockholders, Page 32, which has been amended to read as follows:

“Future Sales by Existing Stockholders; Unavailability of Rule 144 Safe Harbor for Resale of Our Restricted Securities

A total of 34,499,944 shares of common stock are held by our present shareholders, all of which are “restricted securities,” as defined in Rule 144 promulgated under the Securities Act of 1933.

Rule 144 is not currently available for the resale of our restricted securities since we are a “shell company” as that term is defined by Rule 405 of Regulation C promulgated under the Securities Act of 1933, as amended.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal securities rules, we are considered a “shell company.” Rule 144(i) of the Securities Act of 1933, as amended, prohibits our shareholders from selling their restricted shares of our common stock during the time that we are a “shell company.”  If we cease to be a “shell company” and  (i) we are subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (ii) we have filed all reports and other materials required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as applicable, during the preceding 12 months (or for such shorter period that we were required to file such reports and materials) and (iii) we have filed current “Form 10 information” with the Securities and Exchange Commission, then our shareholders may resell their restricted shares of our common stock after one year has elapsed from the date that we filed “Form 10 information” with the Securities and Exchange Commission.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares if and when applicable restrictions against resale expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.”

Risk Factors, page 6

2.
We note your response to comment 14 in our letter dated January 8, 2013. However, it appears that a discussion of the risk that the UCS has not been tested or purchased by any customer is appropriate in light of the importance of that product to the company’s current business plan.  We reissue the comment.

Response:

We have revised have added a new risk factor on page 8 of our amended filing that reads as follows:

“Since the Universal Communication System (“UCS”) owned by Baxtech Asia Pte. Ltd. for which we are the exclusive reseller in the United States has not been successfully tested by, or sold to, customers or telecommunication companies, we may not be successful in marketing and selling the UCS, which could have a material adverse impact on our business plan, revenues and profitability.

Since the Universal Communication System (“UCS”) owned by Baxtech Asia Pte. Ltd. for which we are the exclusive reseller in the United States has not been successfully tested by, or sold to, customers or telecommunication companies, we may not be successful in marketing and selling the UCS, which could have a material adverse impact on our business plan, revenues and profitability.  The UCS is one of our most important products.  Our failure to successfully market, test and sell the UCS could substantially impair our ability to conduct our business operations, create and/or increase our revenues or earn a profit, which could cause investors to lose part or all of their investments in the Company.”

Industry Analysis, page 23

3.
We note your response to comment 23 in our prior letter.  Please provide us with hard copies of the sources to which you cite.  Please mark these copies carefully to enable us to easily identify specifically what material was used in the document and exactly where it was used.

Response:

Attached to this letter are hard copies of sources cited.  The hard copies have been marked to show what material was used and exactly where it was used in our amended filing.

Signatures, page II-7

33.
We reissue comment 33 from our prior letter.  Please revise to indicate that Mr. Lee is signing the registration statement as principal financial officer and principal accounting officer in addition to principal executive officer.  If he is not signing in such capacities, please indicate who is.

Response:

We have included appropriate capacities of Mr. Lee on the signature page of our amended filing.

Please address any further comments to our attorney, David E. Wise, Esq.  Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise, P.C.
The Colonnade,
9901 IH-10 West, Suite 800,
San Antonio, Texas 78230

Telephone: (210) 558-2858
Facsimile: (210) 579-1775
Email: wiselaw@verizon.net

Very truly yours,

By: /s/ Lawrence Lee
Lawrence Lee
President and Chief Executive Officer - Voz Mobile Cloud Ltd.